# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PMGC Holdings Inc., CIK 0001840563
CUSIP: 73017P201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 120 Newport Center Drive, Suite 249, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 08/25/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001553350-24-000151
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 165,580; shared voting power 0; sole dispositive power 165,580; shared dispositive power 0; aggregate amount beneficially owned 165,580 (6.53% of the class)

## Item 1. Issuer
Name of issuer: PMGC Holdings Inc.
Address of issuer's principal executive offices: 120 Newport Center Drive, Suite 249, Newport Beach, CA 92660

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
165,580

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on October 1, 2024, covering 3,171,061 shares of Common Stock and underlying Warrants purchased on September 24, 2024. The amounts in Row (5), (7) and (9) include 165,580 shares of Common Stock purchased on August 25, 2025 in connection with the issuer's warrant inducement agreement reducing the exercise price of existing Warrants in exchange for the Reporting Person and other Warrant holders exercising the Warrants at the new exercise price of $2.015 per share. The Reporting Person also received new 165,580 Warrants exercisable at $1.89 per share. The amounts reported do not include 165,580 shares of Common Stock underlying the new Warrants, which are subject to a 4.99% beneficial ownership limitation and are subject to shareholder approval. The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 2,369,727 shares of Common Stock outstanding after the offering, based upon an email communication from the broker on August 25, 2025. The Common Stock previously reported had been previously sold prior to August 25, 2025.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 and the rules thereunder.
Percent of class: 6.53%
Sole power to vote or to direct the vote: 165,580
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 165,580
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (08/29/2025)